

July 23, 2013

Via E-mail
Vladimir Lyashevskiy
Principal Executive Officer
Royal Bees Company, Inc.
123 W. Nye Lane, Ste. 129
Carson City, NV 89706

> **Re:** **Royal Bees Company, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed July 9, 2013**
> **File No. 333-179461**

Dear Mr. Lyashevskiy:

We have reviewed your response to our letter dated June 24, 2013 and have the following comment.

Exhibit 23.2

1. Prior to the effectiveness of your registration statement, please include a currently dated consent from the independent public accountant in an amendment.

You may contact Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Cletha A. Walstrand, Esq.